GENTOR RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THIRD QUARTER OF 2017

The following management’s discussion and analysis (“MD&A”), which is dated as of November 29, 2017, provides a review of the activities, results of operations and financial condition of Gentor Resources Inc. (the “Company” or “Gentor”) as at and for the three and nine-month periods ended September 30, 2017 as well as future prospects of the Company. This MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company as at and for the three and nine-month periods ended September 30, 2017 (the “Interim Financial Statements”), together with the MD&A and audited consolidated financial statements of the Company as at and for the year ended December 31, 2016. As the Company’s consolidated financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified. Additional information relating to the Company, including the Company’s annual report on Form 20-F dated April 28, 2017, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding exploration results, potential mineral resources, potential mineralization and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, uncertainties relating to the availability and costs of financing needed in the future, the possibility that future results will not be consistent with the Company’s expectations, changes in equity markets, changes in commodity prices, fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting geological data and the other risks involved in the mineral exploration business. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

General

The Company is a mineral exploration company focused on the discovery and development of mineral resources. The Company’s most recent area of activity has been located in Turkey, which hosts sectors of the Tethyan Metallogenic Belt prospective for volcanic massive sulphide (“VMS”) deposits.

As described in the going concern note to the Interim Financial Statements, the Company intends to fund operations through equity financing arrangements, which may be insufficient to fund its capital expenditure, working capital and other cash requirements. The Company’s continued existence is dependent upon it emerging from the exploration stage, obtaining additional financing to continue operations, exploring and developing mineral properties and the discovery, development and sale of ore reserves. Thus, management uses its judgment in determining whether the Company is able to continue as a going concern. See also the “Liquidity and Capital Resources” section of this MD&A and the going concern note (note 1) in the Interim Financial Statements.

Turkey

The Company’s exploration activities in Turkey during 2013 comprised detailed geological and more general terrain scale prioritization, target generation and opportunity identification in Central and Northern Turkey. The latter involved the development of a regional exploration database, desk top prospectivity reviews, reconnaissance mapping projects in various districts and a number of visits to mineral properties of interest. This work led to the identification of several highly prospective VMS exploration targets which were followed up during 2014. Following the identification by the Company of several surface gossans in distal VMS settings, the Company negotiated two joint venture option agreements with local Turkish entities.

After the signing of these option agreements, the attention was directed to the properties. In the first, namely the Karaburun prospect, a 2.5 kilometre long trail of gossanous material was identified, geologically mapped and traversed by geochemical soil profiles. The trail which starts in the first option agreement ground runs into what was until September 2014 a tender designated area (see below). Similar mapping and soil sampling in the ground covered by the second option agreement revealed a one kilometre long gossan marked altered zone. The grounds covered by the two options are considered suitable for VMS-style Cu mineralisation with added possibilities for both Au & Ag. In order to concentrate funds on the Karaburun prospect and in view of the less than expected level of mineralisation in the ground covered by the second option agreement, this second option was let to lapse in May 2014.

In September 2014, the Company announced that it had acquired a new licence (the “Karaburun Licence”) as a result of a government tender process, which new licence covers the remaining portion of the Karaburun VMS prospect, the southern part of which was held under the first option agreement referred to above (the “First Option”).

The Karaburun License and First Option ground cover the bulk of the prospective stratigraphy hosting the Karaburun VMS mineralised deposit. Preliminary exploration by Gentor of this gossan/VMS system showed that it is of distal Besshi-style character in Mesozoic mafic volcanic and metasedimentary schists, similar to other nearby copper deposits in this Central Pontide region of northern Turkey.

In December 2014, the Company announced that it had received the final forestry drill permit from the Ministry of Forestry and Water Resources in Turkey.

Given the strong geological similarities of the Karaburun VMS gossan system to the recently drilled out Hanonu copper deposit, and Karaburun's extensive, thick, geochemically anomalous gossans and exposed VMS, Gentor carried out a phase one diamond drilling program at the Karaburun project, the results of which program were announced by the Company in July 2015.

In order to concentrate funds on the Karaburun Licence ground, being the most prospective ground at the Karaburun project taking into account the results from the phase one drilling program, Gentor terminated the First Option. In February 2016, Gentor signed a letter of intent (“LOI”) with Lidya Madencilik Sanayi ve Ticaret A.S. (“Lidya”) (a Turkish mining company) for a proposed joint venture to further explore and develop the Karaburun Licence ground (the “Project”). The LOI set out the intention to grant to Lidya an option (“Option”) to acquire an 80% interest in the Project. The Option was subject to the negotiation and execution of a definitive agreement for the Option, contemplated to be signed within 120 days from the signing of the LOI.

In a press release dated May 20, 2016, Gentor reported that its proposed joint venture with Lidya to further explore and develop the Project would not be proceeding, following notification from Lidya that Lidya had decided to not pursue the proposed joint venture.

On November 13, 2017, the Company announced that it had closed a non-brokered private placement of 10,000,000 units of the Company at a price of Cdn$0.05 per unit for gross proceeds of Cdn$500,000. Each such unit is comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.075 for a period of two years. The Company intends to use the proceeds from this financing for general corporate purposes. Directors and officers of the Company purchased 2,500,000 of the units issued under the financing.

In a press release dated November 23, 2017, the Company announced that it intends to dispose of, for nominal consideration, its subsidiary which holds the Karaburun project. This proposed disposition is subject to the receipt of all required corporate and TSX Venture Exchange approvals. The Company is currently evaluating new business opportunities.

Qualified Person

William Wilson, a director of the Company and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this MD&A.

Results of Operations

For the three and nine month periods ended September 30, 2017, the Company reported a net loss of $58,992 ($0.00 per share) and $165,905 ($0.01 per share) respectively, as compared to a net loss of $58,607 ($0.00 per share) and $210,340 ($0.00 per share) during the respective three and nine month periods ended September 30, 2016. During the three and nine month periods ended September 30, 2017, variances in expenses occurred in the expense categories described below as compared to the corresponding periods in 2016.

Field camps

Field camps expenses were $3,319 and $9,972 during the respective three and nine month periods ended September 30, 2017 compared to $3,291 and $22,868 incurred during the corresponding periods in 2016. The decrease in field camps expenses was mainly due to decreased activity at the Karaburun project in Turkey during the nine months ended September 30, 2017.

Professional fees

Professional fees decreased to $5,617 and $23,709 during the respective three and nine month periods ended September 30, 2017, compared to $5,928 and $44,753 incurred during the corresponding periods in 2016. The decrease in professional fees was mainly due to reduced corporate activity in 2017.

Canadian dollar common share purchase warrants

The gain on Canadian dollar common share purchase warrants was $nil during the three and nine month periods ended September 30, 2017 compared to $nil and $10,863 incurred during the corresponding periods in 2016. The change in gain is related to the fair value adjustments for the derivative instruments.

Consulting fees

During the three and nine months ended September 30, 2017, the Company incurred $28,847 and $82,667 in consulting fees for Arnold T. Kondrat, who is a director and Chief Executive Officer and President of the Company, compared to $27,446 and $81,619 incurred during the corresponding periods in 2016.

General and administrative

General and administrative expenses decreased to $21,305 and $49,718 during the respective three and nine month periods ended September 30, 2017 compared to $26,684 and $124,885 incurred during the corresponding periods in 2016. The expense items listed below are included in general and administrative expenses:

Travel and promotion

The Company incurred travel and promotion expenses of $nil during the three and nine months ended September 30, 2017, compared to $nil and $739 during the respective three and nine month periods ended September 30, 2016. The decrease in travel and promotion expenses is a result of reduced activity for the Company during the nine months ended September 30, 2017.

Employee benefits

The Company employee benefits expense decreased to $7,952 and $9,047 during the respective three and nine month periods ended September 30, 2017, compared to $7,961 and $63,160 incurred during the corresponding periods in 2016 due to reduced personnel being paid during the nine months ended September 30, 2017.

Office and sundry

Office and sundry expenses decreased to $(64) and $839 during the respective three and nine month periods ended September 30, 2017 compared to $5,101 and $16,111 incurred during the corresponding periods in 2016 due to cost containment at the corporate office in Canada and in Turkey.

Foreign exchange gain/loss

The Company recorded a foreign exchange gain of $581 and foreign exchange loss of $6,657 during the respective three and nine month periods ended September 30, 2017 compared to a foreign exchange gain of $2,664 and $14,131 during the corresponding periods in 2016, due to fluctuations in the value of the United States dollar relative to the Canadian dollar and Turkish Lira.

Stock based compensation

The fair value of employee stock based compensation expenses recorded during the three and nine months ended September 30, 2017 was $nil compared to $nil and $3,113 recorded during the respective three and nine month periods ended September 30, 2016.

Other

Other general and administrative expenses incurred during the three and nine month periods ended September 30, 2017 include shareholder information expenses of $11,862 and $28,494 respectively (three and nine months ended September 30, 2016 – $7,728 and $24,383 respectively) and other office and sundry expenses of $2,136 and $4,681 respectively (three and nine months ended September 30, 2016 – $4,514 and $9,445 respectively).

Summary of Quarterly Results

The following table sets out certain consolidated financial information of the Company for each of the last eight quarters, from the fourth quarter of fiscal 2015 to the third quarter of fiscal 2017. This financial information has been prepared in accordance with US Generally Accepted Accounting Principles (“GAAP”). The Company’s presentation and functional currency is the United States dollar.

	2017	2017	2017	2016
	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter

Net loss	$(58,992)	$(61,697)	$(45,216)	$(64,085)
Net loss per share	$(0.00)	$(0.00)	$(0.00)	$(0.00)

	2016	2016	2016	2015
	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter

Net income (loss)	$(58,607)	$(93,821)	$(57,912)	$(11,519)
Net income (loss) per share	$(0.00)	$(0.00)	$(0.00)	$(0.00)

The Company reported a net loss of $58,992 during the third quarter of 2017 compared to a net loss of $61,697 incurred during the second quarter of 2017. The decrease in net loss was mainly due to a decrease in professional fees which were $5,617 during the third quarter of 2017 compared to $13,223 during the second quarter of 2017. The decrease in professional fees was partially offset by an increase in general and administrative expenses which were $21,305 during the third quarter of 2017 compared to $18,446 incurred during the second quarter of 2017.

The Company reported a net loss of $61,697 during the second quarter of 2017 compared to a net loss of $45,216 incurred during the first quarter of 2017. The increase in net loss was partly due to an increase in professional fees which were $13,223 during the second quarter of 2017 compared to $4,869 during first quarter of 2017. The increase in net loss was also partly due to an increase in general and administrative expenses which were $18,446 during the second quarter of 2017 compared to $9,967 incurred during the first quarter of 2017.

The Company reported a net loss of $45,216 during the first quarter of 2017 compared to a net loss of $64,085 during the fourth quarter of 2016. The decrease in net loss was mainly due to lower professional fees of $4,869 during the first quarter of 2017 compared to $29,975 during the fourth quarter of 2016.

The Company reported a net loss of $64,085 during the fourth quarter of 2016 compared to a net loss of $58,607 during the third quarter of 2016.

The Company reported a net loss of $58,607 during the third quarter of 2016 compared to a net loss of $93,821 during the second quarter of 2016. This change in loss was mainly due to lower professional fees of $5,928 during the third quarter of 2016 compared to $35,618 during the second quarter of 2016.

The Company reported a net loss of $93,821 during the second quarter of 2016 compared to a net loss of $57,912 during the first quarter of 2016. This change in loss was mainly due to lower income of $11,772 during the second quarter of 2016 compared to $41,986 during the first quarter of 2016.

The Company reported a net loss of $57,912 during the first quarter of 2016 compared to a net loss of $11,519 during the fourth quarter of 2015. This change in results was partly due to higher general and administrative expenses of $58,581 during the first quarter of 2016 compared to ($66,208) during the fourth quarter of 2015. This variance was partially offset by higher income of $41,986 during the first quarter of 2016 compared to $313 during the fourth quarter of 2015. The income of $41,986 during the first quarter of 2016 was due to the payment made by Lidya upon signing the LOI.

Liquidity and Capital Resources

The Company has historically relied primarily on equity financings to fund its activities. Although the Company has been successful in completing equity financings in the past, there is no assurance that the Company will secure the necessary financings in the future.

The Company’s cash balance at September 30, 2017 was $9,685 compared to $17,287 as at December 31, 2016. The decrease in the cash balance was mainly the result of the use of funds for corporate office operations during the nine months ended September 30, 2017.

On November 13, 2017, the Company closed a non-brokered private placement of 10,000,000 units of the Company at a price of Cdn$0.05 per unit for gross proceeds of Cdn$500,000. Each such unit is comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.075 for a period of two years. The Company intends to use the proceeds from this financing for general corporate purposes. Directors and officers of the Company purchased 2,500,000 of the units issued under the financing.

The Company expects to raise additional funds through additional offerings of its equity securities to funds its activities. However, there is no assurance that such financing will be available on acceptable terms, if at all. If the Company raises additional funds by issuing additional equity, the ownership percentages of existing shareholders will be reduced and the securities that the Company may issue in the future may have rights, preferences or privileges senior to those of the current holders of the Company’s common shares. Such securities may also be issued at a discount to the market price of the Company’s common shares, resulting in possible further dilution to the book value per share of common shares. If the Company is unable to raise sufficient funds through equity offerings, the Company may need to sell an interest in any property held by it. There can be no assurance the Company would be successful in selling any such interest.

Exploration and Evaluation Expenditures

The following tables provide a breakdown of the Company's exploration and evaluation expenditures incurred during the nine month periods ended September 30, 2017 and 2016 for the Turkey project.

For the nine months ended	September 30, 2017	September 30, 2016
Field camps expenses	9,972	22,868
Professional fees	1,551	2,040
General & administration	5,655	16,698
Foreign exchange	318	(2,507)
Depreciation and amortization	24	5,334
TOTAL	$17,521	$44,433

Outstanding Share Data

The authorized share capital of the Company consists of 62,500,000 common shares, with a par value of $0.0008 per share. As at November 29, 2017, the Company had outstanding 21,906,742 common shares, 5,000,000 common share purchase warrants and 156,250 stock options.

Related Party Transactions

As of September 30, 2017, an amount of $328,094 (December 31, 2016 - $217,763) was owed to Arnold Kondrat, a director, Chief Executive Officer and President of the Company, which includes both management fees in arrears and advances.

As of September 30, 2017, an amount of $10,485 (December 31, 2016 – $10,485) was owed to Kuuhubb Inc. (formerly Delrand Resources Limited), a company with a common director, for the payment of general and administrative expenses by Kuuhubb.

As of September 30, 2017, an amount of $29,177 (December 31, 2016 - $41,734) was owed from Loncor Resources Inc., a company with common directors, for the payment of general and administrative expenses by the Company.

All of the above related party transactions are in the normal course of operations and are unsecured, non-interest bearing and measured at the exchange amount as determined by management.

Recent Accounting Pronouncements

In August 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments”. This update provides guidance on specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments in this ASU are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company did not implement early adoption of this update and does not believe the implementation of this standard update would have a material impact on its consolidated financial statements.

In May 2017, FASB issued ASU 2017-09, “Compensation – Stock Compensation (Topic 718): scope modification accounting”. The amendments in this ASU provide guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The amendments in this ASU are effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted. The Company did not implement early adoption and is currently evaluating its impact on the consolidated financial statements.

During 2017, the Company adopted new standards, interpretations, amendments and improvements of existing standards including:

1.

ASU No.2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”. This new standard and change did not have any material impact on the Company’s consolidated financial statements.

2.

ASU No. 2016-09, “Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting”. This new standard and change did not have any material impact on the Company’s consolidated financial statements.

Significant Accounting Estimates

The preparation of the Company’s consolidated financial statements in conformity with US GAAP requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Company’s financial statements include the following:

Mineral properties and exploration costs

Exploration costs pertaining to mineral properties with no proven reserves are charged to operations as incurred. When it is determined that mineral properties can be economically developed as a result of establishing proven and probable reserves, costs incurred to develop such properties are capitalized. Such costs will be depreciated using the units-of-production method over the estimated life of the probable reserves. The Company is in the exploration stage and has not yet realized any revenue from its planned operations.

Asset Impairment

The Company monitors events and changes in circumstances, which may require an assessment of the recoverability of its long-lived assets. If required, the Company would assess recoverability using estimated undiscounted future operating cash flows of the related asset or asset grouping. Assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value. No impairment losses were recorded during the nine months ended September 30, 2017.

Income taxes

Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes, which require the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and for the tax loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes deferred taxes for the estimated future tax effects attributable to deductible temporary differences and loss carryforwards when realization is more likely than not.

Accounting Standards Codification 740, “Income Taxes” requires that the Company recognize the impact of a tax position in its financial statements if the position is more likely than not of being sustained upon examination and on the technical merits of the position. At September 30, 2017, the Company has no material unrecognized tax benefits. The Company does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

Stock based compensation

The Company has a stock option plan, which is described in note 9(c) of the Interim Financial Statements. The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted measured at the grant date is recorded as a compensation expense in the financial statements on a straight line basis over the requisite employee service period (usually the vesting period). Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to capital stock. Shares are issued from treasury upon the exercise of stock options. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. As at September 30 2017, all options previously granted have vested.

Fair value of financial instruments

The Company follows “Accounting Standards Codification” ASC 820-10 Fair Value Measurements and Disclosures for its financial assets and financial liabilities that are remeasured and reported at fair value at each reporting period.

Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.

At September 30, 2017, the carrying values of the Company’s cash, accounts payable and accrued liabilities approximate fair value.

Financial Risk Management

Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars and Turkish liras. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign currency gains or losses are reflected as a separate component of the consolidated statement of operations. The Company has not used derivatives instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency risk on net working capital as at September 30, 2017. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Turkish Lira and Canadian dollar as identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Turkish Lira and the Canadian dollar would have had the equal but opposite effect as at September 30, 2017.

	Canadian	Turkish
	Dollar	Lira
Cash	$387	$33,406
Prepaids and advances	-	38,737
Accounts payable	(48,720)	(2,641)
Accrued liabilities	-	-
Total foreign currency working capital	(48,333)	69,502
US$ exchange rate at September 30, 2017	0.8013	0.2796
Total foreign currency net working capital in US$	(38,729)	36,573
Impact of a 10% strengthening of the US$ on net loss	(3,873)	3,657

Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

Title Risk

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. Although the Company investigates title to all mineral properties for which it holds rights, the Company cannot give any assurance that title to such properties will not be challenged or impugned and cannot be certain that it will have valid title to mineral properties.

Other Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

The only potential sources of future funds for any further exploration programs are the sale of equity capital, or the offering by the Company of an interest in any property it may hold to be earned by another party carrying out further exploration. There is no assurance that such sources of financing will be available on acceptable terms, if at all. In the event that commercial quantities of minerals were to be found on a Company property, the Company does not have the financial resources at this time to bring a mine into production.

As an exploration company, the Company operates at a loss and does not generate any revenue. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that exploration programs will result in a profitable commercial mining operation.

The Company's exploration and, if such exploration is successful, development of any mineral property is subject to all of the hazards and risks normally incident to mineral exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

The price of copper has fluctuated widely. The future direction of the price of copper will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of copper, and therefore on the economic viability of any copper exploration property held by the Company, cannot accurately be predicted. As the Company is only at the exploration stage, it is not yet possible for the Company to adopt specific strategies for controlling the impact of fluctuations in the price of copper.

The natural resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself.

Reference is made to the Company's annual report on Form 20-F dated April 28, 2017 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).